UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ) *


                                    ARTESCOPE, INC.
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                                   (Name of Issuer)

                       Common Stock, $0.001 par value per share
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                            (Title of Class of Securities)
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                                      043014 10 9
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                                    (CUSIP Number)
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                           Jeffs & Company Law Corporation
                            1100 Melville Street, 6th Floor
                              Vancouver, British Columbia
                                    V6E 4A6 Canada
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                     (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)
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                                      May 7, 2002
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                (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D                         ARTESCOPE, INC.                    2 OF 4


CUSIP No.         043014 10 9
           ---------------------------------

----- --------------------------------------------------------------------------
  1. Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

      RICHARD ANTHONY HORRELL
----- --------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)      [   ]    NOT APPLICABLE
      (b)      [   ]
----- --------------------------------------------------------------------------
  3.  SEC Use Only

----- --------------------------------------------------------------------------
 4.  Sources of Funds (See Instructions)

      PF (PERSONAL FUNDS OF REPORTING PERSON)
----- --------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

      [   ]    NOT APPLICABLE
----- --------------------------------------------------------------------------
  6.  Citizenship or Place of Organization

      UNITED KINGDOM
----- --------------------------------------------------------------------------
Number of            7.  Sole Voting Power 4,000,000
Shares
Beneficially
Owned by Each
Reporting
Person With
 ------- -----------------------------------------------------------------------
                     8.  Shared Voting Power        NIL

 ------- -----------------------------------------------------------------------
                     9.  Sole Dispositive Power     4,000,000

 ------- -----------------------------------------------------------------------
                    10.  Shared Dispositive Power   NIL

 ------- -----------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,000,000 SHARES
---- ---------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Exceeds Certain Shares
     (See Instructions)

     [   ]    NOT APPLICABLE
---- ---------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     19.0%
---- ---------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN (INDIVIDUAL)
---- ---------------------------------------------------------------------------

SCHEDULE 13D                         ARTESCOPE, INC.                    3 OF 4


ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares of Common Stock, $0.0001 par value per share, of Artescope, Inc., a Nevada corporation ("Artescope"). The principal executive office of Artescope is located at 29 Abingdon Road, Kensington, London, W86AH, England.

ITEM 2.  IDENTITY AND BACKGROUND

(a)      Richard Anthony Horrell
(b)      c/o Sandovagen 43, Varmdo, Sweden
(c)      Consultant, self-employed
(d) During the last five years, Mr. Horrell has not been convicted in a criminal proceeding.
(e) During the last five years, Mr. Horrell was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction.
(f)      United Kingdom

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Richard Anthony Horrell acquired the beneficial ownership of 1,000,000 shares of Common Stock of Artescope. Mr. Horrell paid $0,001 per share and used his own personal funds in acquiring the shares.

Subsequently, Artescope declared and paid out a stock dividend on its issued and outstanding shares of Common Stock. Each shareholder of record received three shares of Common Stock for every one share of Common Stock of Artescope held by that shareholder. As a result, Mr. Horrell is now the beneficial owner of 4,000,000 shares of Common Stock of Artescope.

ITEM 4. PURPOSE OF TRANSACTION

Richard Anthony Horrell acquired the shares for the purpose of attracting and assembling a management team who will devote time and energy to the development of Artescope. Artescope is currently a developmental stage company in the telematics market.

The two previous directors and officers resigned their offices on May 6, 2002. In their place, John daCosta was appointed as the sole director and officer of Artescope.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Richard Anthony Horrell is the beneficial owner of 4,000,000 shares of Common Stock of Artescope. These shares represent 19.0% of the issued and outstanding shares of Common Stock of Artescope.

(b) Richard Anthony Horrell holds the sole power to vote and to dispose of the 4,000,000 shares of Common Stock.

(c) Richard Anthony Horrell has not effected any transaction in the Common Stock of Artescope during the past 60 days, except as disclosed in this statement.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The 4,000,000 shares of Common Stock of Artescope beneficially owned by Richard Anthony Horrell are registered in the name of Jeffs & Company, trustee. Jeffs & Company is holding the shares in trust for Mr. Horrell, who remains the holder of the sole power to vote and to dispose of the 4,000,000 shares of Common Stock.

SCHEDULE 13D                         ARTESCOPE, INC.                    4 OF 4



ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Not applicable.


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                                  /s/ Richard Anthony Horrell
DATED:  June 26, 2002                    By:
                                              ----------------------------------
                                                  RICHARD ANTHONY HORRELL